UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

BOINGO WIRELESS, INC.

(Name of Issuer)

COMMON STOCK

(Title of Class of Securities)

09739C102

(CUSIP Number)

December 31, 2012

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 09739C102

1.	Names of Reporting Persons Sky Dayton

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 24,000

	6.	Shared Voting Power 3,920,249

	7.	Sole Dispositive Power 24,000

	8.	Shared Dispositive Power 3,920,249

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,944,249

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 11.2%

12.	Type of Reporting Person (See Instructions) IN

CUSIP No. 09739C102

1.	Names of Reporting Persons Arwen Dayton

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 3,920,249

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 3,920,249

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,920,249

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 11.1%

12.	Type of Reporting Person (See Instructions) IN

CUSIP No. 09739C102

1.	Names of Reporting Persons The Dayton Family Trust of 1999

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization California

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 3,611,758

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 3,611,758

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,611,758

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 10.3%

12.	Type of Reporting Person (See Instructions) OO

CUSIP No. 09739C102

1.	Names of Reporting Persons The Dayton Children’s Trust d/t/d 3/11/01

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization California

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 308,491

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 308,491

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 308,491

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0.9%

12.	Type of Reporting Person (See Instructions) OO

Item 1.
	(a)	Name of Issuer Boingo Wireless, Inc.
	(b)	Address of Issuer’s Principal Executive Offices 10960 Wilshire Blvd., Suite 800, Los Angeles, California 90024

Item 2.
	(a)	Name of Person Filing (i) Sky Dayton (ii) Arwen Dayton (iii) The Dayton Family Trust of 1999 (iv) They Dayton Children’s Trust d/t/d 3/11/02
	(b)	Address of Principal Business Office or, if none, Residence As to (i) through (iv): 10960 Wilshire Blvd., Suite 800, Los Angeles, California 90024
	(c)	Citizenship As to (i) and (ii): USA As to (iii) and (iv): California
	(d)	Title of Class of Securities Common Stock, $0.0001 par value
	(e)	CUSIP Number 09739C102

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	A non-U.S. institution in accordance with § 240.13d–1(b)(1)(ii)(J);
	(k)	☐	Group, in accordance with § 240.13d–1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with § 240.13d–1(b)(1)(ii)(J), please specify the type of institution:____________________________

Item 4.	Ownership

The securities reported herein are beneficially owned by Sky Dayton, Arwen Dayton, The Dayton Family Trust of 1999 and The Dayton Children’s Trust d/t/d 3/11/02.  The total number of securities reported is 3,944,249 of the Issuer’s Common Stock, which constitutes 11.2% of the Issuer’s outstanding Common Stock as reported on its Quarterly Report for the quarterly period ended September 30, 2012.

As of December 31, 2012, Sky Dayton (i) owns directly, and has sole voting and dispositive power over, 24,000 shares (0.1%) of the Issuer’s Common Stock issuable upon the exercise of options that are exercisable within 60 days of December 31, 2012 and (ii) has shared voting and dispositive with respect to 3,920,249 shares (11.1%) of the Issuer’s Common Stock, of which 3,611,758 (10.3%) are held by The Dayton Family Trust of 1999 and 308,491 (0.9%) are held by the Dayton Children’s Trust d/t/d 3/11/02.

As of December 31, 2012, Arwen Dayton has shared voting and dispositive with respect to 3,920,249 (11.1%) of the Issuer’s Common Stock, of which 3,611,758 (10.3%) are held by The Dayton Family Trust of 1999 and 308,491 (0.9%) are held by the Dayton Children’s Trust d/t/d 3/11/02.

As of December 31, 2012, The Dayton Family Trust of 1999 owns directly 3,611,758 (10.3%) of the Issuer’s Common Stock.  Sky and Arwen Dayton, as Co-Trustees, have shared voting and shared dispositive power over those shares.

As of December 31, 2012, Dayton Children’s Trust d/t/d 3/11/02 owns directly 308,491 (0.9%) of the Issuer’s Common Stock.  Sky and Arwen Dayton, as Co-Trustees, have shared voting and shared dispositive power over those shares.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
	(a)	Amount beneficially owned: (i) 3,944,249 (ii) 3,920,249 (iii) 3,611,758 (iv) 308,491
	(b)	Percent of class: (i) 11.2% (ii) 11.1% (iii) 10.3% (iv) 0.9%
	(c)	Number of shares as to which the person has:
		(i)	Sole power to vote or to direct the vote (i) 24,000 (ii) 0 (iii) 3,611,758 (iv) 308,491
		(ii)	Shared power to vote or to direct the vote (i) 3,920,249 (ii) 3,920,249 (iii) 0 (iv) 0
		(iii)	Sole power to dispose or to direct the disposition of (i) 24,000 (ii) 0 (iii) 3,611,758 (iv) 308,491
		(iv)	Shared power to dispose or to direct the disposition of (i) 3,920,249 (ii) 3,920,249 (iii) 0 (iv) 0

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
See information in Item 4, above.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not applicable.

Item 8.	Identification and Classification of Members of the Group
This is a joint filing by the persons identified in Item 2, above, pursuant to Rules 13d-1(d) and Rule 13d-1(k) but not a group filing. Also see Item 4, above.

Item 9.	Notice of Dissolution of Group
Not applicable.

Item 10.	Certification
Not applicable.

This report shall not be construed as an admission by the persons filing the report that they are the beneficial owner of any securities covered by this report.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 8, 2013
Date

/s/ Sky Dayton
Sky Dayton

/s/ Arwen Dayton
Arwen Dayton

THE DAYTON FAMILY TRUST OF 1999

By:	/s/ Sky Dayton
Sky Dayton, Trustee

THE DAYTON CHILDREN’S TRUST D/T/D 3/11/02

By:	/s/ Sky Dayton
Sky Dayton, Trustee

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agrees to the joint filing with each other of the attached statement on Schedule 13G and to all amendments to such statement and that such statement and all amendments to such statement is made on behalf of each of them.

IN WITNESS WHEREOF, the undersigned hereby execute this agreement on February 8, 2013.

/s/ Sky Dayton
Sky Dayton

/s/ Arwen Dayton
Arwen Dayton

THE DAYTON FAMILY TRUST OF 1999

By:	/s/ Sky Dayton
Sky Dayton, Trustee

THE DAYTON CHILDREN’S TRUST D/T/D 3/11/02

By:	/s/ Sky Dayton
Sky Dayton, Trustee